                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    -------------

                                  SCHEDULE 14D-1/A

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934

                                 (AMENDMENT NO. 3)
                                  FINAL AMENDMENT
                                        AND
                                    SCHEDULE 13D
                                  (AMENMENT NO.1)

                                   -------------

                          WESTIN HOTELS LIMITED PARTNERSHIP
                           A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                                KALMIA INVESTORS, LLC

                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                        A CALIFORNIA LIMITED LIABILITY COMPANY
                                       (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)

                                     960 377 109
                        (CUSIP Number of Class of Securities)

                                  Arlen Capital, LLC
                               Don Augustine, Manager
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   With a copy to:

                               Peter R. Pancione, Esq.
                              Gipson Hoffman & Pancione
                        1901 Avenue of the Stars - Suite 1100
                            Los Angeles, California  90067
                              Telephone:  (310) 556-4660
                              Facsimile:  (310) 556-8945



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                                   14D-1/A AND 13D

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 CUSIP NO. 960377109                                          Page 2 of 4 Pages
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1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Kalmia Investors, LLC - IRS Identification #41-1848556
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
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3.  SEC Use Only

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4.  Sources of Funds (See Instructions)

    WC
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)      / /

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6.  Citizenship or Place of Organization

    State of Delaware
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7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    12,030 Limited Partnership Interests
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8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
    Instructions)     / /

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9.  Percent of Class Represented by Amount in Row (7)

    Approximately 8.87 percent of the issued and outstanding Limited Partnership Interests
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10. Type of Reporting Persons (See Instructions)

    OO
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                                   14D-1/A AND 13D

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 CUSIP NO. 960377109                                          Page 3 of 4 Pages
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1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Arlen Capital, LLC - IRS Identification #33-0713478
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
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3.  SEC Use Only

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4.  Sources of Funds (See Instructions)

    AF
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)      / /

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6.  Citizenship or Place of Organization

    State of California
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7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    12,030 Limited Partnership Interests
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8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
    Instructions)     / /

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9.  Percent of Class Represented by Amount in Row (7)

    Approximately 8.87 percent of the issued and outstanding Limited Partnership Interests
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10. Type of Reporting Persons (See Instructions)

    OO
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          AMENDMENT NO. 3 TO SCHEDULE 14D-1/ AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No.3 constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 as amended and supplemented by Amendment No. 1 and Amendment No. 2 thereto, filed by Kalmia Investors, L.L.C. a Delaware limited partnership (the "Purchaser") and Arlen Capital, LLC, originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1999 (the "Schedule 14D-1"); and (ii) Amendment No. 1 to Schedule 13D of the Purchaser (together with the Schedule 14D-1 and the amendments thereto, the "Schedules"). The Schedules relate to the the tender offer of the Purchaser to purchase up to 4,900 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") in Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $1,000 net per Unit, without interest, and less the amount of any cash distributions declared or paid, including any return of capital made in cash with respect to the Units after March 16, 1999 (the "Purchase Price"), upon the terms and conditions set forth in the Offer to Purchase dated February 1, 1999 and in the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 (a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 3,220 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $3,220,000. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from its cash on hand working capital."


Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 (a) - (b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Eastern Time, on Tuesday, April 6, 1999. The Purchaser accepted for payment 3,220 Units, constituting approximately 2.37 percent of the outstanding Units. To date, the Purchaser has accepted for payment, a total of 12,030 Units, constituting approximately 8.87 percent of the outstanding Units."



                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 23, 1999                KALMIA INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager

                                        By:  /s/ Don Augustine
                                             --------------------------------
                                             Don Augustine, Manager


                                        ARLEN CAPITAL, LLC

                                        By:  /s/ Don Augustine
                                             --------------------------------
                                             Don Augustine, Manager